UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41730

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Paseo de los Tamarindos No. 90,

Torre II, Piso 28, Col. Bosques de las

Lomas

Cuajimalpa, C.P. 05120

Mexico City

United Mexican States

+52 (55) 5950-0070

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

EXHIBIT
99.1	Press Release dated August 31, 2026 – Vesta Receives Credit Rating Upgrade to ‘BBB’ with Stable Outlook from Fitch Ratings

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Felipe Sottil Achutegui
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Officer

Date: August 31, 2026